www.forticellbioscience.com

March 28, 2008
Dear Alan:

We at Forticell deeply appreciate your hard work and skill in performing the essential tasks required of our Chief Financial Officer. In order to induce you to continue to serve as our CFO, our Board of Directors has authorized me to advise you that in the event your employment by Forticell is terminated by Forticell without cause:

(a)
Forticell will pay you upon termination a cash payment equal to nine (9) months of your then annual salary, paid to you in accordance with standard Company payroll practices. Your current annual salary is $225,000;

(b)
Forticell will pay the cost of the health insurance coverage, covering your same family members now covered by the health insurance policy now provided you by Forticell, you would be entitled to receive under COBRA, but which, under COBRA, you would otherwise have to pay for yourself, for a period equal to the lesser of (i) one (1) year or (ii) your becoming eligible to participate in the health benefit plan of a new employer;

(c)	any option heretofore granted you to purchase shares of Forticell’s common stock shall be modified as follows:

(i)
The next date following the date of termination of your employment without cause on which you could exercise any portion of any of your options shall be accelerated to the date of such termination of your employment,

(ii)
none of your vested stock options (that is, the portion of any option that you could exercise, including the portion where the exercise date is accelerated as provided in clause (c)(i) immediately above) shall expire before the end of their stated terms because of the termination of your employment with Forticell without cause, any provisions in any such stock options to the contrary nothwithstanding, and

(iii)	the portion of any option not exercisable upon the termination of your employment by us shall lapse and no longer be exercisable.

The following illustrates the provision of this Section (c).
On October 26, 2007 the Board of Directors granted you an option to purchase 250,000 shares of Forticell common stock with the option to purchase 62,500 shares exercisable on the date of grant, and the option to purchase the other 187,500 shares being exercisable as follows:

62,500 shares on September 26, 2008
62,600 shares on September 26, 2009; and
the remaining 62,500 shares on September 26, 2010.

Assume that your employment with Forticell is terminated without cause on June 1, 2009. The option to purchase 125,000 of such 250,000 shares shall continue to be exercisable until the original expiration date of such option on September 25, 2014 because the portion of the option to purchase 62,500 shares was vested on the date of grant (September 26, 2007) and the portion of the option to purchase the next 62,500 shares originally exercisable on September 26, 2008 becomes exercisable on June 1, 2008, the date of termination of your employment. However the portion of the option to purchase an aggregate of 125,000 shares (exercisable for 62,500 shares on September 26, 2009 and for 62,500 shares on September 26, 2010) shall lapse and no longer be exercisable as to such 125,000 shares, effective June 1, 2009, the date of termination of your employment with Forticell; and.

(d)
any grant of restricted stock received by you from Forticell shall not be required to be reconveyed by you to Forticell, any agreement between you and Forticell providing to the contrary notwithstanding.

Without Cause. Forticell may terminate your employment at any time without case.

With Cause. Forticell may terminate your employment at any time and without further obligation for cause. For purposes of this Agreement, “cause” shall mean the occurrence of any of the following events:

a)	a material breach by you of any fiduciary duty owed by you to Forticell, or
b)	criminal proceedings instituted against you by any governmental authority charging you with having committed a felony crime, or
c)
criminal proceedings instituted against others by any governmental authority in which you are designated as a participant in the commission of a felony crime even if you are not personally charged in such criminal proceedings, or

d)
any continuing refusal to obey the directives and/or instructions of the Board of Forticell if you have received 30 days written notice of your alleged refusal and the actions required to be taken by you to cure it, and such identified refusal remains uncured after such 30 day period. Provided that no such notice shall be required for any repetitive refusal to obey the directives and/or instructions of the Board of Forticell or if such violation is not susceptible to cure.

Disability or Death. Your employment with Forticell shall terminate upon your death or your “disability”. For purposes of this agreement the term “Disability” shall mean your inability to perform your duties due to your mental or physical incapacity for a period of 45 consecutive days or for a period of 90 days during any consecutive 6 month period. Within 15 days following the termination of your employment on account of disability or death, you or your estate (as the case may be) shall be entitled to receive a lump sum payment equal to one-twelfth (l/12th) of your then annual salary. You or your estate (as the case may be) shall have no further rights to any compensation or any other benefits as a result of your death or disability provided that, the foregoing is not in any way intended to limit the right of you or your estate (as the case may be) to exercise the vested portion of your options in accordance with the terms of the applicable stock option agreements. All other benefits, if any, due you following termination of your employment because of your death or disability shall be determined in accordance with the then plans, policies and practices of Forticell; provided, however, that you (or your estate, as the case may be) shall not participate in any of Forticell’s severance plan, policy or program.

Release as a Condition Precedent to Certain Payments. You agree as a condition to receipt of the termination payments and benefits provided in this agreement, that you will execute a release agreement, in a form reasonably satisfactory to Forticell, releasing Forticell from any and all claims arising out of your employment other than the enforcement of this agreement and your rights under any of Forticell’s employee benefit plans and programs to which you are entitled pursuant to this agreement.

Please confirm your acknowledgment of the receipt of this agreement by Forticell.

Yours very truly,

/s/ Costa Papastephanou
Costa Papastephanou
Chief Executive Officer

I hereby acknowledge, appreciate and accept receipt of the foregoing agreement and agree to be bound by the terms thereof.

/s/ Alan W. Schoenbart
Alan W. Schoenbart
Dated, March 28, 2008